Exhibit 6.5

EMPLOYMENT AGREEMENT

THIS AGREEMENT is entered into as of the 6 day of May, 2015, by and between OS New Horizon- Personal Computing Solutions LTD. a company incorporated under the laws of the State of Israel and maintaining its principal place of business at 10 Ha’efrony St, Mevasseret, Israel (the “Company”) and Gila Fish Israeli I.D. number 53618526, residing at 10 Ha’efrony St. Mevasseret, Israel (the “Executive”).

WHEREAS	The Company is engaged, inter alia. in developing a biometrically secured device for storing all personal and sensitive data and documents on cellular phones (herein after the “Device” and the “Business’’); and

WHEREAS:	Gila is the inventor of the Device, the founder of the Company and is holding the position of the general manager and CEO of the company since the establishment of the Company at February 2010; and

WHEREAS:	the parties hereto desire to enter into an agreement to regulate Gila’s employment as the general manger and CEO of the Company or as an active chairman (the “Position”) according to the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual promises and covenants hereinafter contained, it is agreed as follows:

1.	Term

The term of this agreement shall commence on the 1st day of January, 2015 and shall continue indefinitely, unless terminated in accordance with the provisions of this agreement.

2.	Employment

(a)	Gila shall be employed as the general manager and CEO of the Company or as an active chairman of the Company. Gila shall perform the duties, undertake the responsibilities and exercise the authority customarily performed, undertaken and exercised by persons situated in a similar capacity and Position. Gila will conduct, operate, manage and use her utmost endeavor to promote the Business of the Company.

(b)	Gila shall be employed in the capacity of a full time job. During the term of this agreement Gila shall devote all of her attention and energies to the business and affairs of the Company and shall not, during the term of this agreement, be engaged in any other business activity that will significantly interfere with her duties as the general manager and CEO or as an active chairman of the Company.

(c)	This Agreement is a personal services agreement governing the employment relationship between the parties hereto. This Agreement shall not be subject to any general or special collective employment agreement relating to net executives in any trade or position that is the same or similar to Gila’s. Unless specifically provided herein.

(d)	Gila’s position, duties and responsibilities hereunder shall be in the nature of management duties that demand a special degree of personal loyalty and the terms of Gila’s employment hereunder shall not permit application to this Agreement of the Law of Work Hours and Rest 5711 — 1951. Accordingly, the statutory limitations of such law shall not apply to this Agreement. Gila shall not be entitled to additional compensation from the Company for working additional hours, if required.

2.	Compensation

(a)	As of the date of this Agreement and for a period of 24 months, until December 31st 2016, the Company shall pay Gila a monthly compensation of 35,000 NIS) thirty five thousand New Israeli Shekels) in addition to all Social Benefits as defined hereunder.

(b)	As of January 1st 2017, Gila’s monthly compensation will increase and the Company shall pay Cyila a monthly compensation of 50,000NIS (Fifty thousand New Israeli Shekel) in addition to all Social Benefits as defined hereunder.

“Social Benefits” shall mean all benefits an employee is entitled to according to the Israeli Labor Laws as applicable from time to time including allocation of advanced study funds.

(c)	Gila’s monthly compensation shall be payable no later than the 5th day of each following month and shall be paid, in whole or in part, according to Gila’s request from the company, against an invoice provided to the Company by Gila or by a private company owned and controlled by Gila.

The parties hereby declare and agree that Gila requested, until further written notice, that 20.000NIS (Twenty thousand New Israeli Shekels) plus VAT, shall be paid to Gila by the Company against an invoice provided to the Company by Nimitz Ltd. (registered no. 51.384988.5).

(d)	The parties agrees that Gila’s monthly compensation will be revised and increased when the Company’s Net Profit (as defined below) will be at least 7,000,000 US$ (Seven Million US dollar).

3.	Bonus by Options;

(a)	In addition to the monthly compensation, the Company hereby grants Gila an option to purchase 160,000 ordinary shares of the company, par value of 0.01 NIS each (the “Option Bonus”) at the exercise price of the par value of the shares, pending the following conditions as set forth in section (c) hereof

(b)	The vesting period of the option Bonus is of 4 years, at the end of each calendar year 25% of the options Bonus shall be vested (the “vested options”) as follows:

31/12/2015	Gila shall have the right to purchase 40,000 shares
31/12/2016	Gila shall have the right to purchase additional 40,000 shares
31/12/2017	Gila shall have the right to purchase additional 40,000 shares
31/12/2018	Gila shall have the right to purchase additional 40.000 shares

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(c)	The right to exercise Vested Options shall be conditioned by the following:

(i)	The Company has reached an annual yearly Net Profit of 3,500,000 US$ (Three million five hundred thousand US Dollars), according to its audited financial reports.

The Company has reached an annual yearly Net Profit of 7,000,000 US$ (Seven million US Dollars), according to its audited financial reports.

(iii)	The Company has reached an annual yearly Net Profit of 17,000,000 US$ (Seventeen million I 5 Dollars), according to its audited financial reports.

(iv)	An additional 25% of the Option Bonus if the Company has reached an annual yearly Net Profit of 27,000,000 US$ (Twenty seven million US Dollars), according to its audited financial reports.

For the purpose of this determination, “Net Profit” shall mean profits before company’s tax of the Company on a consolidated basis, on a consolidated basis.

(c)	In the event that the year Net Profit shall be reached in any consecutive year the right to exercise related Vested Options shall remain enforceable. The Option Bonus shall accelerate when Net Profit goal is achieved at any fiscal year.

(d)	The Option Bonus or any exercisable portion thereof shall be deemed exercised when the Company receives written notice of exercise from Gila and full payment for the Option Bonus.

(e)	Upon Gila’s exercise of the Option. Bonus or any portion of it, Gila shall pay the Company the income tax withholding or other employment related tax that may be due upon the exercise of the options. The determination of the amount of any such tax due in such event shall be made by the corporation and shall bind Gila.

4.	Other Benefits:

Gila shall be entitled to the following benefits:

(a)	Sick Leave. Pursuant to the Sick Pay Law 5736 - 1976.

(b)	Vacation. Gila shall be entitled to a vacation period each year of 30 days (or a fraction of it if not a full year has been executed), during which time her compensation shall be paid in full.

(c)	Automobile. In addition to the monthly compensation, bonus and other benefits according to this agreement, Company shall bare all tax use value of Oila’s vehicle.

(d)	Telephone. Company shall pay Gila, each month, all her mobile phone expenses.

(d)	Out of Pocket Expenses - The Company shall pay or reimburse Gila for all customary and reasonable expenses relating to her employment by the Company and her position, upon the presentation of itemized accounts or receipts. Such reimbursment shall include, but shall not be limited to travel expenses abroad such as airfares, hotels and daily allowances while abroad.

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5.	Termination

(a)	Either party may terminate this Agreement and the employee-employer relationship between the Executive and the Company at any time upon ninety (90) days (the “Notice Period”) written notice to the other party specifying the cause for terminating this agreement and the effective date of termination (the “Termination Date’’).

(b)	During such Notice Period following termination of this Agreement by the Company, Gila shall be entitled to compensations pursuant to Sections 2. 3 and 4 above.

(c)	However, if the Company shall terminate this agreement without “Good Cause” (as defined hereinafter) and/or after Gila will be employed by the Company at least five (5) years beginning the establishment of the Company, Gila shall be entitled to a special compensation of I,500,000NIS (one million five hundred thousand New ‘Israeli Shekels) (the “Special Compensation”).

“Good Cause” fin the purpose of this agreement shall mean if Gila (i) materially breaches the terms of this agreement; (ii) is convicted of committing a felony or other offense of moral turpitude or materially and adversely affecting the Company;

(d)	During the Notice Period, Gila shall transfer her position to her replacement in an orderly and complete manner and shall return to the Company all documents, professional literature and equipment belonging to the Company, which may be in her possession at such time.

6.	Confidentiality; Non-Competition and Proprietary Rights

In connection to Gila’s obligations according to this Agreement, Gila will sign a Secrecy, Non-Competition and ownership of Proprietary Rights Agreement ire the form attached hereto as Exhibit A.

8.	Notice

For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or sent by registered mail, postage prepaid, addressed to the respective addresses set forth below or last given by each party to the other, except that notice of change of address shall be elective only upon receipt.

The initial addresses of the parties for purposes of this Agreement shall be as stated in the recitals of this agreement.

9.	Miscellaneous

(a)	No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and 0:10; signed by both parties. No waiver by .either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

(b)	This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

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(c)	The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

(d)	This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof. No agreement or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made either part) which is not expressly set forth in this Agreement.

(e)	This Agreement shall be binding upon and shall inure to the benefit of the Company, its successors and assigns, and the Company shall require such successor or assign to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession or assignment had taken place. The term “successors and assigns” as used herein shall mean a corporation or other entity acquiring all or substantially all the assets and business of the Company (including this Agreement) whether by operation of law or otherwise.

(f)	Neither this Agreement nor any right or interest hereunder shall be assignable or transferable by Gila, her beneficiaries or legal representatives, except by will or by the laws of descent and distribution, This Agreement shall inure to the benefit of and be enforceable by Gila’s legal personal representative.

(g)	The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

IN WITNESS WHISEOF, the parties have executed this Agreement as of the day and year first above written.

The Company	The Employee

/s/ Gila Fish

By: GILA FISH
Title: CEO

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EXHIBIT A

SECRECY, NON-COMPETITION AND OWNERSHIP OF

PROPRIETARY RIGHTS AGREEMENT

This Secrecy, Non-Competition and Proprietary Information Agreement is made as of the      day of January. 2015 by and between OS New Horizon — Personal Computing Solutions Ltd. (the “Company”) and Gila Fish (hereinafter “Gila”).

1.             Secrecy.

(a)	Gila recognizes and acknowledges that Gila’s access to Proprietary Information (as defined below) is essential to the performance of Gila’s duties under Gila’s employment agreement with the Company dated the date of this Agreement (the “Consulting Agreement”).

(b)	Gila recognizes and acknowledges that the trade secrets and confidential or proprietary information of the Company (collectively, the “Proprietary Information”), which shall include all information relating to designs, know-how, inventions, ideas, improvements, trade secrets, patent, software systems (including specifications, programs and documentation), the methods and data, and the developments, and works of authorship, which the Company or any of its affiliates uses, owns, plans or develops (whether for its own use or for use by their customers) and any information concerning the business and affairs of the Company or any of its affiliates, are confidential and arc the property- of the Company. Proprietary Information shall not include any material or information that is in the public domain through no act or omission by Gila.

(c)	Gila undertakes not to disclose to any other person or entity or use except in connection with her duties in the Position , during or after the term of the Employment Agreement, any Proprietary Information, or permit any person to examine or make copies of any documents which may contain or be derived from the Proprietary Information.

(d)	Gila further recognizes and acknowledges that the Company has received and in the future may receive from third parties certain confidential or proprietary information for certain limited purposes. Gila agrees to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person, firm or corporation or to use it except as necessary in

(e)	The obligations set forth in this Section 1 shall survive termination of the Consulting Agreement.

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2.             Return of Materials. Upon termination of the Consulting Agreement or earlier at the request of the Company before termination, Gila will promptly return to the Company all documents, data, records and other information pertaining to Gila’s engagement with the Company or any Proprietary Information. The obligations set forth in this Section 2 shall survive termination of the Consulting Agreement.

3.             Ownership of Property and Proprietary Rights.

(a)	The ownership of any invention. improvements, trade name, know-how, or any other proprietary right and the right in and to and the right to utilize any invention, patent, idea, or other proprietary right, whether or not patentable, Copyrightable or otherwise protectable, which Gila may invent, during Gila’s engagement with the Company, and that relates to or results from Gila’s services for the Company, shall be the exclusive property of the Company, and Crila hereby assigns to the Company the entire right, title and interest in and to any proprietary rights therein or based thereon (collectively, the “Inventions”). In the event the Company chooses to defend the Invention by means of registration of a patent or a trade name, the Company shall be registered as the sole proprietor of the patent or trade name, as the case may be, and it will be entitled to use the Invention in any manner found suitable by it and it will be entitled to materialize, utilize and commercialize the patents, trademark and the Inventions worldwide, without any payment of royalties to Gila. Gila will cooperate with the Company in all matters with respect to this paragraph and will give any information and/or documentation, sign any documents, and perform such acts, all as may be reasonably requested by the Company so as to enforce the Company’s rights hereunder.

(b)	For the avoidance of doubt, the consideration to Gila, according to terms of the Consulting Agreement, is the complete consideration to which Gila is entitled, including for any Invention they may. invent during Gila’s engagement with the Company, and Gila will not be entitled to any additional consideration with respect to such Invention,

(c)	If the Company is unable for any reason to secure any Gila’s signature on an application for any Israeli or foreign patent or copyright registration covering Inventions or original works of authorship assigned to the Company as set forth above, Gila hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Gila’s agents and attorneys-in-fact, to act on its behalf and in its stead to execute and file any such application and to do all other lawfully permitted acts to further the prosecution and issuance of letter patent or cop) right registration thereon with same legal force and effect as if executed

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6.             Enforcement. It is the desire and intent of the parties that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws and public policies of the State of Israel (regardless of its conflict of law principles). Accordingly, if any particular portion of this Agreement shall he adjudicated to be invalid or unenforceable, it shall be deemed to be amended to delete the portion thus adjudicated to be invalid or unenforceable. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the rules respecting conflicts of lay’s. The parties consent to the exclusive jurisdiction and venue of Tel Aviv courts for any lawsuit tiled arising from or relating to this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

GILA FISH
Os New Horizon Personal Computing Solutions Ltd.

Name:	GILA FISH

Title:	CEO

I agree to abide by all of obligations under the above agreement.

/s/ Gila Fish
Gila Fish

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